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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2007

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
               ---           ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
         ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's operation results for the first half of 2007.

     This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     -    the Registrant's plan to proceed with its scheduled business plans;

     - the Registrant's plan to continue its production and operation in a systematic manner; and

     -    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in crude oil and natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     - failure to complete the proposed acquisition of certain overseas assets as planned;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.
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
                      (Chinese Characters)
                      PETROCHINA COMPANY LIMITED
(PETROCHINA COMPANY   (Chinese Characters) 16 (Chinese Characters)      World Tower, 16 Ande Road, Dongcheng
   LIMITED LOGO)      (Chinese Characters) : 100011                     District Beijing, 100011, P.R.China
(Chinese Characters)  (Chinese Characters) : 86-10-84886029; 84886037   TEL: 86-10-84886029; 84886037
   PRESS RELEASE      (Chinese Characters) : 86-10-84886039             FAX: 86-10-84886039

              PETROCHINA ACHIEVES STEADY GROWTH IN KEY OPERATIONAL
                      INDICATORS IN THE FIRST HALF OF 2007

16 July 2007, Beijing -- PetroChina Company Limited ("PetroChina" or the "Company", SEHK stock code 0857; NYSE symbol PTR) announced today its production and operational data highlights for the first six months of 2007. Capturing favorable market opportunities, the Company continued its efforts in executing the resources, marketing and international development strategies during the period under review. The Company overcame the difficult weather and its operational performance surpassed its mid-year targets despite the occurrence of the most severe snowstorm and hurricanes for the past few decades.

In the first half of the year, PetroChina implemented its production and operation plan in an organized fashion. The Company maintained a balanced pace of output in its oil and gas production by scheduling the production of new wells effectively. During the reporting period, the Company's crude oil output reached 419 million barrels, representing an


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increase of 0.6 million barrels, or 0.1 percent, from the same period last year.
Output of marketable natural gas reached 798 billion cubic feet, representing an increase of 113.3 billion cubic feet, or 16.5 percent, from the same period last year. During the reporting period, the construction of Tarim Yingmaili Gas
Fields has been completed and the fields commenced operation. Such development further secured the safe and stable gas supply to the West East Gas Pipeline.

In the area of oil and gas exploration, the Company achieved a number of significant results by employing a scientific and meticulous exploration approach. The Company discovered the Jidong Nanpu Oilfield in Jidong tidal and shallow water areas of Bohai Bay, which contains oil reserves of up to one billion tons. In addition, the Company also obtained overwhelming progress in the development work in Sulige, Shenmu-Shuangshan, Baibao in Erdos Basin; Gulong depression in northern part of Songliao Basin, Haituozi-Huaaobao in southern part of Songliao Basin; Ludong-Wucaiwan in Junggar Basin as well as Guang An in Sichuan Basin. These results favored the outlook for the growth of the Company's oil reserves and secured its oil and gas resources.

During the first half of the year, the refinery segment of the Company recorded steady growth on strong market demand. The Company optimized its resources allocation, implemented an organized


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production plan, adjusted the product mix in a timely manner and operated the core facilities persistently. With these initiatives in place, PetroChina achieved year-on-year increase in the volume of processed crude oil and the output of refined products. Improvement in major technical economic indicators continued. The volume of processed crude oil reached 407 million barrels, representing an increase of 15.1 million barrels, or 3.8 percent, as compared with the same period last year. The Company produced 10.67 million tons of gasoline and 23.889 million tons of diesel, representing an decrease of 3.6 percent and an increase of 7.5 percent respectively, from the same period last year. The Company produced 1.305 million tons of ethylene, 158 thousand tons of synthetic rubber, and 1.997 million tons of synthetic resin, representing an increase of 30.1 percent, 1.9 percent and 31 percent respectively, from the same period last year. The Company recorded a further decrease in the aggregate energy consumption of refining during the reporting period. Other indicators such as yield of ethylene and processing deficiency rate of ethylene were maintained at top industry level across the nation.

The Company further extended its sales and marketing network of refined products by increasing its gas stations at major transportation routes, in primary cities and in target regions. The total number of the Company's gas stations reached 18,630, representing an increase of 678 stations, or 3.78 percent, from the same period last year. These


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results further enhanced the Company's marketing strength and capability in distributing oil products.

During the reporting period, PetroChina systematically started its key oil-and-gas-related construction projects. The Lanzhou-Yinchuan gas pipeline, which connects the West-East Gas Pipeline and Sebei-Xining-Lanzhou Pipeline, has completed its fundamental construction and entered the preparation stage for operation. With the launch of the Beijing Oil and Gas Pipeline Network Dispatching Center, the Company started its remote monitoring work in Beijing as scheduled which covered three natural gas pipelines including West-East Gas Pipeline and two refined oil pipelines including Lanzhou-Chengdu- Chongqing Pipeline. The new monitoring system gradually formed the centralized oil and gas dispatching and controlling system of the Company.

It is expected that China's economy will continue to experience rapid and stable growth. Such development will persistently intensify the demand for oil and gas as well as the demand for petrochemicals in the PRC, which will be in favor of PetroChina's operation. The Company will proceed with its scheduled business plans formulated early this year in accordance with the principles of "steadiness, balance, effectiveness, control and coordination". Under this direction, PetroChina will continue its production and operation in a systematic manner, actively


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modify the development strategy, enforce the innovation of technologies and management, and strive to build a harmonious enterprise. The Company endeavors to achieve its business targets and accomplish an effective, rapid and sustainable growth.

                                       ###

Additional information on PetroChina is available at the Company's website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010   Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd. For enquiries, please contact:
Ms. Helen Lam   Fax: (852) 2576 1990
Tel: (852) 2894 6204 / 9277 7672   Email: helen.lam@hillandknowlton.com.hk


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited


Dated: July 17, 2007                    By: /s/ Li Huaiqi
                                            ------------------------------------
                                        Name: Li Huaiqi
                                        Title: Company Secretary